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SEC
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Section SE

19005437 ION

FEB 19 2019

Washington DC
410

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-69486

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Revere Merchant Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 5th Ave 35th Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Wildeman (646) 521-6260
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RDG + Partners CPAs, PLLC
(Name – *if individual, state last, first, middle name*)

69 Monroe Ave #B (Address) Pittsford (City) NY (State) 14534 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I Gregory Wildeman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm Revere Merchant Securities, LLC. ,as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

CFO

Title

Notary Public

JEROME CROWN
Notary Public, State of New York
No. 01C[illegible]272
Qualified in New York County
Commission Expires September 2, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital (Under Rule 15c3-1 of the SEC).
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.
- ☐ (p) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RDG + Partners
ACCOUNTING & CPA SERVICES

TEL: 585.673.2600
FAX: 585.662.5153

VILLAGE GREEN OFFICE PARK
69 MONROE AVE
PITTSFORD, NY 14534

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Management
of Revere Merchant Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Revere Merchant Securities, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Revere Merchant Securities, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Revere Merchant Securities LLC's management. Our responsibility is to express an opinion on Revere Merchant Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Revere Merchant Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RDG+Partners CPAs PLLC

We have served as Revere Merchant Securities, LLC's auditor since 2016.

Pittsford, New York

January 23, 2019

REVERE MERCHANT SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Assets		
Current assets:		
Cash and cash equivalents	$	11,201
Other current assets		1,506
Total current assets		12,707
Total assets	**$**	**12,707**
Liabilities and Member's Equity		
Liabilities:		
Accrued liabilities		1,506
Total liabilities		1,506
Member's equity:		
Total member's equity		11,201
Total liabilities and member's equity	**$**	**12,707**

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Revere Merchant Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company was organized as a limited liability company in New York on March 20, 2014 and is headquartered in New York City. The Company became a member of the Financial Industry Regulatory Authority ("FINRA") on July 23, 2015. The company has approved business lines with FINRA to engage investment advisory services and private placements of securities.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Cash and cash equivalents

Cash and cash equivalents consist of cash held at financial institutions. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company places its cash with high credit quality financial institutions, which at times may be in excess of the FDIC insurance limits.

Revenue Recognition

On January 1, 2018, the Company adopted the new accounting standard from contracts with customers on a modified retrospective basis. This change affects the Company's recognition of revenue earned based on success fees of private placements. Previously, any retainers received would be recorded when received. Under the accounting standard, revenue is earned when all material milestones of the contract have been fulfilled and the entire success fee has been earned. There are no changes to revenue previously recorded and no contract balances as of December 31 2017, or 2018.

In summary, the Company earns revenue based on success fees of private placements. Revenue, including a retainer, is recorded when private placements successfully close and fees received is imminent.

Income Taxes

The Company is a wholly owned subsidiary of Revere Capital Advisors LLC ("RCA"), and as a single member LLC it is a disregarded entity for tax purposes. All taxable amounts flow through into RCA for the tax year 2018. The Company will be included in RCA's consolidated tax return. RCA has elected to be treated as a partnership for federal and state income tax purposes. All income, gains, losses and credits retain their character and pass through directly to the individual members. Accordingly, no provision for income taxes has been reflected in the accompanying financial statement.

FASB ASC 740 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statement by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statement. As of December 31, 2018, management has determined that it has no uncertain tax positions that require either recognition or disclosure in the financial statement.

RCA's income tax returns for 2015-2017 are open for examination by federal, state and local income tax authorities.

3. Related Parties

The Company has an expense sharing agreement with RCA whereby RCA pays and records all indirect costs of the Company. Expenses are only required to be paid if it has sufficient revenue to do so. Expenses and excess revenue over 200% of the minimum required net cap are paid in the form of a management fee to RCA when applicable.

The Company paid $0 under the expense sharing agreement in 2018. The Company will continue to follow the terms of the expense sharing agreement on unpaid expenses and excess revenue when future revenue is earned.

4. Recent Accounting Pronouncements

In May 2014, the FASB issued an accounting update to clarify the principles of revenue recognition, to develop a common revenue recognition standard across all industries for U.S. GAAP and International Financial Reporting Standards and to provide enhanced disclosures for users of the financial statements. The core principle of this guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance is effective for the Company beginning January 1, 2018. The Company has adopted this accounting standard update.

5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2018 the Company had net capital of $9,695, which was $4,695 in excess of its minimum net capital of $5,000 under both computations.

In addition, the Company's aggregate indebtedness to net capital ratio was 0.16 to 1.

6. Indemnifications, Commitments and other Contingencies

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements cannot be quantified, as this could involve future claims that may be made against the Company that have not yet occurred.

Management believes that the likelihood of any material liability arising under these arrangements is remote. No contingent liability has been recorded on the Statement of Financial Condition. In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain regulatory investigations and proceedings. It is in the opinion of management after consultation with legal counsel, that there are no matters pending against the Company that would have a material effect on this financial statement of the Company as of December 31, 2018.

Concentrations:

Revenue earned in 2018 was from a retainer received from one client. Due to minimal activity, this client had a concentration of over 10%. Revenue earned in the future should reduce concentrations.

7. Subsequent Events

Subsequent events for the Company have been evaluated through the date of the Auditor's report. No events or transactions have occurred or are pending that would have a material effect on this financial statement at December 31, 2018.